[LETTERHEAD OF KU6]

October 10, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:	Robert S. Littlepage, Accounting Branch Chief Kathryn Jacobson, Senior Staff Accountant Larry Spirgel, Assistant Director
Re:	Ku6 Media Co. Ltd. Form 20-F for the Year Ended December 31, 2012 Filed April 19, 2013 File No. 000-51116

Dear Mr. Littlepage, Ms. Jacobson and Mr. Spirgel:

Ku6 Media Co. Ltd. (the “Company”) acknowledges receipt of a comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated September 27, 2013 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2012.

The Company respectfully informs the Staff that its offices in China have been closed during the public holidays from October 1, 2013 to October 7, 2013, in observance of the National Day of the PRC.  In addition, given the nature of the comments, the Company would need additional time to thoroughly review and analyze the comments, gather necessary information and discuss with its auditors to provide a comprehensive response.  Accordingly, the Company regrettably will not be in a position to respond to the Staff’s comments within ten business days, as requested by the Staff.  The Company therefore respectfully requests an extension of the due date of its response and expects to be in a position to respond to the Staff’s comments by October 25, 2013.

The Company appreciates the Staff’s understanding and accommodation in this regard. Should you have any questions or concerns, please do not hesitate to contact me by email at fengjie01@ku6.com, or James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368, by fax at (852) 2533-1768 or by email at james.lin@davispolk.com.

Sincerely,

/s/ Frank Feng
Frank Feng
Acting Chief Financial Officer

cc:     James C. Lin, Davis Polk & Wardwell LLP